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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

June 2, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Justin Kisner, Attorney-Adviser
Mr. Joe Cascarano, Senior Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	Comcast Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 12, 2014
File No. 1-32871

Ladies and Gentlemen:

This letter is in response to your follow-up letter dated May 21, 2014 (the “Second Comment Letter”) to Comcast Corporation’s response letter dated May 6, 2014 in response to your initial comment letter dated April 11, 2014, concerning Comcast Corporation’s Form 10-K for the year ended December 31, 2013. In the Second Comment Letter, you requested that we respond to the comments within ten business days or advise the Staff when we will respond. As discussed on May 28, 2014 with Mr. Cascarano of your office, we respectfully request a ten business day extension of the original due date in order to allow us to prepare a complete response to the Staff’s comments. We anticipate our response will be submitted to your office no later than June 18, 2014.

Securities and Exchange Commission	2	June 2, 2014

Thank you for your time and attention.

Very truly yours, /s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Michael J. Angelakis, Chief Financial Officer Arthur R. Block, Senior Vice President, General Counsel and Secretary Comcast Corporation